SO 2/22/02



02005665

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 2/21

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44351



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

B. LATERMAN & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 EAST 59TH STREET
(No. and Street)

NEW YORK	N.Y.	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALLAN M. YABLON (212) 593-4222
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GLASSER & HAIMS, CPA, P.C.
(Name — *if individual, state last, first, middle name*)

99 WEST HAWTHORNE AVENUE	VALLEY STREAM,	N.Y.	11580
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 2 7 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of inform...

OATH OR AFFIRMATION

I, BERNARD LATERMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B. LATERMAN & CO., INC., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

CHARLOTTE D. STIEGLITZ
Notary Public, State of New York
No. 31-4870531
Qualified in New York County
Commission Expires November 24, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, NY 11580
----
(516) 568-2700 - FAX (516) 568-2911

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON INTERNAL CONTROL

To the Board of Directors and Shareholder of
B. Laterman & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedule of B. Laterman & Co., Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of B. Laterman & Co., Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and any other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Glasser + Haims

GLASSER & HAIMS, P.C.

January 30, 2002

B. LATERMAN & CO., INC.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2001

B. LATERMAN & CO., INC.

CONTENTS

DECEMBER 31, 2001

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, NY 11580

(516) 568-2700 - FAX (516) 568-2911

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder of
B. Laterman & Co., Inc.

We have audited the accompanying statement of financial condition of B. Laterman & Co., Inc. as of December 31, 2001, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of B. Laterman & Co., Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Glasser & Haims

GLASSER & HAIMS, P.C.

January 22, 2002

B. LATERMAN & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS:		
Investment in Securities, at fair value (cost $3,300)	$ 3,300	
Cash and Cash Equivalents	316,279	
Receivable from Clearing Broker	12,379	
Leasehold Improvements - at cost, less accumulated amortization of $1,890	7,477	
Other Assets	6,483	
Total Assets		$ 345,918
LIABILITIES AND SHAREHOLDER'S EQUITY:		
Liabilities - accrued expenses		$ 39,500
Commitment		
Shareholder's Equity:		
Common stock - no par value; authorized 1,000 shares, issued and outstanding 100 shares	$ 100	
Additional paid-in capital	599,125	
Accumulated deficit	(292,807)	
Shareholder's equity		306,418
Total Liabilities and Shareholder's Equity		$ 345,918

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT

B. LATERMAN & CO., INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

Revenue:		
Administrative fees		$1,021,961
Commission and floor brokerage		13,150
Interest		7,321
Total Revenue		$1,042,432
Expenses:		
Employee compensation and benefits	$ 339,847	
Clearing fees	66,824	
Communications	210,099	
Rent and facilities cost	155,622	
Professional fees	44,936	
Amortization	280	
Other	216,263	
Total Expenses		$1,033,871
Net Income		$ 8,561

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT

B. LATERMAN & CO., INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Total	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)
Shareholder's equity at December 31, 2000	$ 297,857	$ 100	$ 599,125	$ (301,368)
Net income	8,561			8,561
Shareholder's equity at December 31, 2001	$ 306,418	$ 100	$ 599,125	$ (292,807)

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT

B. LATERMAN & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net income	$ 8,561
Adjustments to reconcile net loss to net cash provided by operating activities:	
Amortization	280
Changes in operating assets and liabilities:	
Decrease in receivable from clearing broker	1,528
Decrease in other assets	1,978
Increase in accrued expenses and other liabilities	21,911
Net cash provided by operating activities	$ 34,258
Net increase in cash and cash equivalents	$ 34,258
Cash and cash equivalents at beginning of year	282,021
Cash and cash equivalents at end of year	$ 316,279

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT

B. LATERMAN & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

B. Laterman & Co., Inc. (the "Company") was incorporated in the State of New York in 1991. The Company introduces customers on a fully disclosed basis to its clearing broker and also acts as an investment manager. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission.

Commissions earned on securities transactions and related expenses are recorded on a trade-date basis. For purposes of the statement of cash flows, the Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates by management.

The Company maintains cash deposits in a banking institution which, at times, may exceed federally insured limits.

2. RELATED PARTY TRANSACTIONS:

The Company's sole shareholder is the managing general partner of another partnership. The Company is reimbursed for all direct and indirect expenses that it incurs on behalf of his partnership. For the year ended December 31, 2000, these reimbursements amounted to $1,021,961.

3. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

The Company conducts business with its clearing broker on behalf of its customers and earns commissions. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement. As of December 31, 2001, the amount due from broker on the statement of financial condition is due from this clearing broker.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from customer accounts introduced by the Company. In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions weekly and to obtain additional deposits where deemed appropriate.

4. NET CAPITAL REQUIREMENT:

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater. As of December 31, 2001, the Company had net capital, as defined, of $283,540, which exceeded its requirement of $5,000 by $278,540.

5. INCOME TAXES:

The Company has elected to be treated as a Subchapter S Corporation for federal and New York State income tax purposes. As an S Corporation, the Company is subject to New York City general corporation tax and a New York State surcharge while the shareholder is liable for federal and state income taxes on the Company's taxable income. The Company's fiscal year-end is September 30 for income tax purposes.

At December 31, 2001, the Company had a net operating loss carryforward of approximately $370,000 expiring in 2019. The net operating loss carryforward gives rise to a deferred tax asset of $32,700 for which a full valuation allowance was recorded.

6. COMMITMENT:

The Company occupies office space under a lease expiring in 2003. Future minimum annual rental payments, which are subject to escalation, are as follows:

Year ending December 31, 2002	$127,339
Year ending December 31, 2003	84,893
	$212,232

Rent expense for the year ended December 31, 2001 was $155,622.

B. LATERMAN & CO., INC.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL PURSUANT
TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2001

Credits - shareholder's equity		$ 306,418
Debits:		
Nonallowable assets:		
Leasehold improvements	$ 7,477	
Investment in securities, at fair value	3,300	
Other assets	6,483	
Total debits		17,260
Net capital before haircuts on securities		$ 289,158
Less haircuts on money market shares		5,618
Net capital		283,540
Minimum net capital requirement-the greater of 6-2/3% of aggregate indebtedness of $39,500 or $5,000		5,000
Excess net capital		$ 278,540
Schedule of aggregate indebtedness - accrued expenses and other liabilities		39,500
Ratio of aggregate indebtedness to net capital		.14 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT